Filed by Exelon Corporation

Reg. No. 333-155278

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: NRG Energy, Inc.

On June 17, 2009, Exelon Corporation issued the following press release:

Contact:	Kathleen Cantillon
Exelon Communications
312-394-7417

Exelon Files Definitive Proxy Materials and Sends Letter to NRG Stockholders

Urges NRG Stockholders to Vote for Independent Directors on the BLUE Proxy Card

CHICAGO (June 17, 2009) – Exelon Corporation (NYSE:EXC) announced today that it has filed its definitive proxy materials with the Securities and Exchange Commission to solicit proxies from stockholders of NRG Energy, Inc. (NYSE:NRG) at NRG’s annual meeting of stockholders scheduled for July 21, 2009. Exelon urges all NRG stockholders to use the BLUE proxy card to vote in favor of proposals to expand the NRG Board and elect nine new, independent and experienced directors. The company also extended the expiration of its exchange offer to August 21, 2009, as a result of NRG’s delay in holding its annual meeting.

In connection with the solicitation, Exelon is mailing the following letter to NRG stockholders:

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Dear NRG Energy, Inc. Stockholder:

Exelon is offering you the opportunity to realize an immediate premium for your NRG shares as well as the opportunity to participate in the upside of an Exelon-NRG combination. On November 12, 2008, Exelon Corporation and its wholly-owned subsidiary, Exelon Xchange Corporation, announced an offer to exchange each share of NRG common stock for 0.485 of a share of Exelon Corporation common stock. Our offer represents a premium of approximately 37 percent over the closing price of NRG common stock on October 17, 2008, the last trading day before we announced our proposal to acquire NRG.

In order to move forward, we are seeking your support at the July 21 annual meeting to elect nine new, independent NRG directors who will act in the best interests of NRG and you, the company’s owners. As described in the accompanying proxy statement, we ask that you approve four proposals designed to ensure that the NRG board will evaluate all options and opportunities to create value for NRG stockholders and take the actions needed to realize that value.

This letter is the first in a series of communications that Exelon will be sending to you on the substantial value we believe an Exelon-NRG combination will create. Leading up to the July 21 annual meeting, you will hear from us in greater detail about our compelling value proposition and the substantial benefits for you as an owner of an Exelon-NRG combined company.

We believe a combination of Exelon and NRG represents compelling and substantial value for all NRG stockholders. We also believe that the quickest and clearest path for NRG stockholders to realize the benefits of a transaction with Exelon – or any other strategic transaction – is to elect directors to the NRG board who are not entrenched in their opposition to a transaction.

Your vote is extremely important. To elect directors who are committed to looking out for your best interests, including exploring a potential combination of Exelon and NRG, please vote the BLUE proxy card TODAY by telephone, by Internet, or by signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided.

AN EXELON – NRG COMBINATION:

SUPERIOR VALUE FOR NRG STOCKHOLDERS

A combined Exelon-NRG offers you the ability to realize a premium for your shares today while also participating in the growth and long-term value creation of what would be a world-class power company with significant scale, low-carbon and best-in-class nuclear operations, and the financial and operational scope and strength to:

•	Take advantage of economic cycles;

•	Manage changing regulatory requirements;

•	Make capital investments needed to meet the coming need for transmission and low-carbon generation build-out; and

•	Succeed in an increasingly volatile energy market as the largest U.S. power company.

WE ARE CONVINCED THAT THE CURRENT NRG DIRECTORS

HAVE FAILED TO ACT IN YOUR BEST INTERESTS

We believe the current NRG management and board of directors have no intention of allowing you to realize the value of a combination with Exelon on any terms – despite the clear and substantial benefits we believe that a combination will provide to you. The current NRG board continues to reject our offer without any dialogue with us, despite the fact that our offer represents a significant premium to the closing price of NRG common stock on the last trading day before we announced our proposal to acquire NRG.

Rather than engaging Exelon in productive discussions focused on NRG stockholder value, NRG’s board and management continue to engage in obstructionist tactics that we firmly believe are intended to deprive you of participating in any Exelon-NRG combination regardless of the value creation opportunity. These tactics include state and federal lobbying efforts and litigation designed to delay your consideration of the combination and to draw your attention away from the real issue of value creation. Moreover, it is noteworthy that the “market discovery” process NRG announced almost six months ago has failed in all respects to yield a better value alternative for the NRG stockholders.

SUPPORT DIRECTOR NOMINEES COMMITTED TO EXPLORING A

STRATEGIC TRANSACTION THAT WOULD CREATE SUPERIOR VALUE

We are not seeking control of the NRG board of directors. Rather, if you approve our proposals, then nine new, independent directors, over whom Exelon exercises no influence or control, would be elected to an NRG board comprised of 19 directors. In no event would the nine new directors proposed by Exelon constitute a majority of the expanded NRG board. The candidates listed on the BLUE proxy card were selected based upon their capacity for and history of independent thinking, and their achievements in corporate governance, business and finance. None of the independent candidates is employed by or otherwise affiliated with Exelon or any subsidiary of Exelon.

Most importantly, we believe the independent board candidates are committed to act in your best interests – to create value for you – as stockholders of NRG, whether that leads to a transaction with Exelon or pursuit of a different alternative. We urge you to send the strongest message possible to NRG that you want an independent board that will act in your best interests and constructively engage with Exelon regarding its proposed business combination. The best way for you to move NRG forward to explore the full potential of a combination is by voting to support our proposals on the BLUE proxy card.

VOTE THE BLUE PROXY CARD TODAY

At the end of the day, you, as stockholders, are the owners of NRG and you will ultimately determine the future of your investment. We are confident that you want a board of directors that will give Exelon’s offer full and fair consideration. We are equally confident that the nine independent nominees on the BLUE proxy card, upon election to the NRG board, will give full consideration to all strategic alternatives available to NRG and will not ignore, as we believe the current NRG board has, the opportunity to enter into a transaction that promises to create superior value for you.

Thank you for your consideration.

Sincerely,

John W. Rowe
Chairman and Chief Executive Officer
Exelon Corporation

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As a result of NRG delaying its annual meeting until July 21, Exelon today announced the extension of the expiration of its exchange offer until 5 p.m., New York City time, on August 21, 2009, unless further extended, so that NRG stockholders can focus on the decisions to be made at the NRG annual meeting, which is the critical matter before them at this time. As of 4:30 p.m. New York City time on June 16, 2009, NRG stockholders had tendered and not withdrawn 33,028,179 shares of NRG common stock in Exelon’s exchange offer, which represented over 12% of the outstanding shares of NRG common stock.

“These results were expected since they are entirely consistent with common practice,” said William Von Hoene, executive vice president and general counsel, Exelon. “Investors typically withdraw tendered shares between expiration dates, and do not re-tender until very close to the next scheduled expiration date. Because the exchange offer was extended early due to NRG’s delay in setting its annual meeting, that cycle could not play out here.”

Exelon announced on October 19, 2008, its proposal to acquire all outstanding shares of NRG common stock at a fixed exchange ratio of 0.485 of a share of Exelon common stock for each share of NRG common stock, which represented a 37% premium for NRG stockholders based on closing prices on the NYSE on October 17, 2008, the last trading day prior to the public disclosure of the Exelon offer. After NRG twice rejected the Exelon offer, Exelon brought its exchange offer directly to NRG stockholders on November 12, 2008.

Important Information

This communication relates in part to the offer (the “Offer”) by Exelon Corporation (“Exelon”) through its direct wholly-owned subsidiary, Exelon Xchange Corporation (“Xchange”), to exchange each issued and outstanding share of common stock (the “NRG shares”) of NRG Energy, Inc. (“NRG”) for 0.485 of a share of Exelon common stock. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, NRG shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (Reg. No. 333-155278) (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) previously filed by Exelon and Xchange with the Securities and Exchange Commission (the “SEC”). The Offer is made only through the Exchange Offer Documents. Investors and security holders are urged to read these documents and other relevant materials as they become available, because they will contain important information.

Exelon filed a definitive proxy statement on Schedule 14A with the SEC on June 17, 2009 in connection with the solicitation of proxies (the “NRG Meeting Proxy Statement”) for the 2009 annual meeting of NRG stockholders (the “NRG Meeting”). The NRG Proxy Statement and accompanying proxy card will be mailed to NRG stockholders entitled to vote at the NRG Meeting. Exelon also filed a preliminary proxy statement on Schedule 14A with the SEC on April 17, 2009 in connection with its solicitation of proxies (the “Preliminary Exelon Meeting Proxy Statement”) for a meeting of Exelon shareholders (the “Exelon Meeting”) to be called in order to approve the issuance of shares of Exelon common stock pursuant to the Offer. Exelon expects to file a definitive proxy statement on Schedule 14A with the SEC in connection with the solicitation of proxies for the Exelon Meeting (the “Definitive Exelon Meeting Proxy Statement”). Investors and security holders are urged to read the NRG Meeting Proxy Statement, the Preliminary Exelon Meeting Proxy Statement and the Definitive Exelon Meeting Proxy Statement and other relevant materials as they become available, because they will contain important information.

Investors and security holders can obtain copies of the materials described above (and all other related documents filed with the SEC) at no charge on the SEC’s website: www.sec.gov. Copies can also be obtained at no charge by directing a request for such materials to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, toll free at 1-877-750-9501. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, Xchange or NRG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Exelon, Xchange and the individuals to be nominated by Exelon for election to NRG’s Board of Directors will be participants in the solicitation of proxies from NRG stockholders for the NRG Meeting or any adjournment or postponement thereof. Exelon and Xchange will be participants in the solicitation of proxies from Exelon shareholders for the Exelon Meeting or any adjournment or postponement thereof. In addition, certain directors and executive officers of Exelon and Xchange may solicit proxies for the Exelon Meeting and the NRG Meeting. Information about Exelon and Exelon’s directors and executive officers is available in the NRG Meeting Proxy Statement and Exelon’s proxy statement, dated March 19, 2009, filed with the SEC in connection with Exelon’s 2009 annual meeting of shareholders. Information about Xchange and Xchange’s directors and executive officers is available in Schedule II to the Prospectus/Offer to Exchange. Information about any other participants is or will be included in the NRG Meeting Proxy Statement or the Definitive Exelon Meeting Proxy Statement, as applicable.

Forward Looking Statements

This communication includes forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. The factors that could cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) the Exchange Offer Documents; (2) Exelon’s 2008 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 19; (3) Exelon’s First Quarter 2009 Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; and (4) other factors discussed in Exelon’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this communication. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication, except as required by law.

Statements made in connection with the Offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

All information in this communication concerning NRG, including its business, operations, and financial results, was obtained from public sources. While Exelon has no knowledge that any such information is inaccurate or incomplete, Exelon has not had the opportunity to verify any of that information.

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Exelon Corporation is one of the nation’s largest electric utilities with nearly $19 billion in annual revenues. The company has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.4 million customers in northern Illinois and southeastern Pennsylvania and natural gas to 485,000 customers in the Philadelphia area. Exelon is headquartered in Chicago and trades on the NYSE under the ticker EXC.

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